As filed with the Securities and Exchange Commission on May 16, 2008

Securities Act File No. 333-128725

Investment Company Act File No. 811-21257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

PNC ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

PNC ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

69350V102

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

(215) 585-5082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

November 26, 2007

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $0 (a)	Amount of Filing Fee: $0 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $267.50

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 333-128725

Filing Party: PNC Alternative Strategies Fund LLC (formerly, Mercantile Alternative Strategies Fund LLC)

Date Filed: November 26, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 26, 2007, (the “Schedule TO”) by PNC Alternative Strategies Fund LLC, formerly Mercantile Alternative Strategies Fund LLC, (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase dated November 26, 2007 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase up to $2.5 million at a price equal to the net asset value of Interests or portions thereof properly tendered as of March 31, 2008 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (ii), respectively.

The Offer terminated at 5:00 p.m., Eastern time, on December 26, 2007. Members of the Company tendered an amount greater than the amount the Company offered to purchase, which was $2.5 million of the net assets of the Company. Pursuant to the terms and conditions set for in the Offer, the Company elected to accept the Interests tendered on a pro rata basis based on the aggregate net asset value of tendered Interests as of the Valuation Date in the amount of $2,500,000.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PNC Alternative Strategies Fund LLC
By:	/s/ Kevin A. McCreadie
Name: Kevin A. McCreadie
Title: President

May 16, 2008